Exhibit 12
EL PASO PIPELINE PARTNERS
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(IN MILLIONS, EXCEPT FOR RATIO)

	FOR THE YEARS ENDED DECEMBER 31,
	2009	2008	2007	2006	2005
Earnings
Pre-tax income from continuing operations	279.5	234.0	213.5	205.2	145.8
Income from equity investees	(53.4)	(32.9)	(4.1)	(0.4)	—

Pre-tax income from continuing operations before income from equity investees	226.1	201.1	209.4	204.8	145.8

Fixed charges	76.8	64.9	64.3	57.6	41.0

Distributed income of equity investees	43.8	23.1	—	—	—
Allowance for funds used during construction	(1.9)	(2.7)	(2.6)	(1.4)	(0.8)

Total earnings available for fixed charges	344.8	286.4	271.1	261.0	186.0

Fixed charges
Interest and debt costs expense	76.2	64.9	64.1	56.8	40.2
Interest component of rent	0.6	—	0.2	0.8	0.8

Total fixed charges	76.8	64.9	64.3	57.6	41.0

Ratio of earnings to fixed charges	4.5	4.4	4.2	4.5	4.5

For purposes of computing these ratios, earnings means pre-tax income from continuing operations before:
     - income from equity investees, adjusted to reflect actual distributions from equity investments; and
     - fixed charges; less
     - allowance for funds used during construction
Fixed charges means the sum of the following:
     - interest costs;
     - amortization of debt costs; and
     - that portion of rental expense which we believe represents an interest factor.